

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 25, 2018

Via E-mail
Mr. William J. Clifford
Chief Financial Officer
Gaming and Leisure Properties, Inc.
845 Berkshire Blvd., Suite 200
Wyomissing, PA 19610

> **Re:** **Gaming and Leisure Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 16, 2018**
> **File No. 001-36124**

Dear Mr. Clifford:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Exhibits 31.1 and 31.2

1.   We note the language in the certifications filed do not conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, we note the exclusion of internal control over financial reporting language within the introductory sentence of paragraph 4 and the exclusion of the language in paragraph 4(b). Please file a full amendment to your periodic reports to revise your certifications to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Please also refer to Regulation S-K C&DI 246.13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3693 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

for

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities